Exhibit 99.1

Financial News

CIBC Announces Fourth Quarter and Fiscal 2020 Results

CIBC’s 2020 audited annual consolidated financial statements and accompanying management’s discussion and analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – December 3, 2020 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2020.

“We delivered resilient financial performance in fiscal 2020 against the backdrop of a global pandemic and an evolving geopolitical environment. Throughout this period, our team was guided by our purpose as we responded, ensuring that we supported our clients, team members and communities through a uniquely challenging time,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “At the same time, we took steps to position our bank for the future, including making strategic investments in our people, processes and platforms, and taking steps to enhance our efficiency. As we enter fiscal 2021, our strong financial position will enable us to continue executing our client-focused strategy to deliver growth and generate value for all our stakeholders.”

Fourth quarter highlights

	Q4/20	Q4/19	Q3/20	YoY Variance	QoQ Variance
Reported Net Income	$1,016 million	$1,193 million	$1,172 million	-15%	-13%
Adjusted Net Income (1)	$1,280 million	$1,309 million	$1,243 million	-2%	+3%
Reported Diluted Earnings Per Share (EPS)	$2.20	$2.58	$2.55	-15%	-14%
Adjusted Diluted EPS (1)	$2.79	$2.84	$2.71	-2%	+3%
Reported Return on Common Shareholders’ Equity (ROE)	10.7%	12.9%	12.1%
Adjusted ROE (1)	13.5%	14.2%	12.9%
Common Equity Tier 1 (CET1) Ratio	12.1%	11.6%	11.8%
(1)	For additional information, see the “Non-GAAP measures” section.

CIBC’s results for the fourth quarter of 2020 were affected by the following items of note aggregating to a negative impact of $0.59 per share:

•	$220 million ($220 million after-tax) goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean;
•	$114 million ($84 million after-tax) charge related to the consolidation of our real estate portfolio;
•	$79 million ($58 million after-tax) gain as a result of plan amendments related to pension and other post-employment plans; and
•	$23 million ($18 million after-tax) amortization of acquisition-related intangible assets.

For the year ended October 31, 2020, CIBC reported net income of $3.8 billion and adjusted net income(1) of $4.4 billion, compared with reported net income of $5.1 billion and adjusted net income(1) of $5.4 billion for 2019.

The following table summarizes our performance in 2020 against our key financial measures and targets:

Financial Measure	Target	2020 Reported Results	2020 Adjusted Results (1)

Diluted EPS growth (2)	5% to 10% annually	$8.22, down 27% from 2019	$9.69, down 19% from 2019

ROE (2)	15% +	10.0%	11.7%

Efficiency ratio	52% run rate in 2022	60.6%, an increase of 230 basis points from 2019	55.8%, a decline of 30 basis points from 2019

CET1 ratio	Strong buffer to regulatory minimum	12.1%

Dividend payout ratio (2)	40% to 50%	70.7%	60.0%

Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 27.7% S&P/TSX Composite Banks Index – 35.3%
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Through the cycle.

Core business performance(1)

F2020 Financial Highlights

(C$ million)	F2020	F2019	YoY Variance
Canadian Personal and Business Banking
Reported Net Income	$1,962	$2,289	down 14%
Adjusted Net Income (2)	$1,968	$2,463	down 20%

Canadian Commercial Banking and Wealth Management
Reported Net Income	$1,202	$1,287	down 7%
Adjusted Net Income (2)	$1,203	$1,288	down 7%

U.S. Commercial Banking and Wealth Management
Reported Net Income	$380	$682	down 44%
Adjusted Net Income (2)	$441	$722	down 39%

Capital Markets
Reported Net Income	$1,131	$954	up 19%
Adjusted Net Income (2)	$1,131	$954	up 19%
(1)

Certain prior period information has been revised due to enhancements made to our transfer pricing methodology. See the “External reporting changes” section of our 2020 Annual Report to Shareholders for additional details.

(2)	For additional information, see the “Non-GAAP measures” section.

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2020, CIBC maintained its capital strength and sound risk management practices:

•	Capital ratios were strong, with a Basel III CET1 ratio of 12.1% as noted above, and Tier 1 and Total capital ratios of 13.6% and 16.1%, respectively, at October 31, 2020;
•	Market risk, as measured by average Value-at-Risk, was $8.5 million in 2020 compared with $5.7 million in 2019;
•	We continued to have solid credit performance, with a loan loss ratio of 26 basis points compared with 29 basis points in 2019;
•	Average Liquidity Coverage Ratio was 145% for the three months ended October 31, 2020; and
•	Leverage Ratio was 4.7% at October 31, 2020.

Credit quality

Provision for credit losses was $291 million for the fourth quarter, down $111 million or 28% from the same quarter last year. Provision for credit losses on performing loans was up $41 million, primarily due to an unfavourable impact of model parameter updates in Canadian Personal and Business Banking and negative credit migration in U.S. Commercial Banking and Wealth Management. Provision for credit losses on impaired loans was down $152 million, due to lower insolvencies and write-offs in credit cards and personal lending, reflecting the impact of the client relief programs and government support.

Making a difference in our Communities

Part of being a genuinely caring bank means supporting the organizations and charities that keep our communities strong. In aggregate, we invested $75 million in community organizations across Canada and the U.S. during 2020.

In the fourth quarter:

•

Team CIBC rallied around a reimagined Canadian Cancer Society CIBC Run for the Cure, raising $2 million to help change the future of breast cancer, bringing our total funds raised in support of this cause to a total of $56 million over the past 24 years.

•

We announced several key donations to community organizations, including a commitment of $750,000 to Ronald McDonald House Canada over the next three years as part of its National Mission Partnership and $500,000 over three years to support educational and employment opportunities for persons with disabilities at Holland Bloorview.

•

Towards an inclusive future, we committed an additional $275,000 for youth-focused organizations in Canada and the U.S. that support the Black community; sponsored the second annual Startup & Slay digital series, hosted by How She Hustles, a network for diverse women entrepreneurs and leaders; and supported Actua, an organization that engages young Indigenous peoples for the future of work through transformational STEM programming as we recognized Orange Shirt Day honouring the First Nations, Inuit and Métis children who were forcibly removed from their communities and sent to Residential Schools.

CIBC Fourth Quarter 2020 News Release	2

Fourth quarter financial highlights

			As at or for the three months ended		As at or for the twelve months ended
	Unaudited	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Oct. 31		2019 Oct. 31
	Financial results ($ millions)
	Net interest income	$2,792	$2,729	$2,801	$11,044		$10,551
	Non-interest income	1,808	1,979	1,971	7,697		8,060
	Total revenue	4,600	4,708	4,772	18,741		18,611
	Provision for credit losses	291	525	402	2,489		1,286
	Non-interest expenses	2,891	2,702	2,838	11,362		10,856
	Income before income taxes	1,418	1,481	1,532	4,890		6,469
	Income taxes	402	309	339	1,098		1,348
	Net income	$1,016	$1,172	$1,193	$3,792		$5,121
	Net income attributable to non-controlling interests	1	2	8	2		25
	Preferred shareholders and other equity instrument holders	30	31	32	122		111
	Common shareholders	985	1,139	1,153	3,668		4,985
	Net income attributable to equity shareholders	$1,015	$1,170	$1,185	$3,790		$5,096
	Financial measures
	Reported efficiency ratio	62.9%	57.4%	59.5%	60.6%		58.3%
	Loan loss ratio (1)	0.17%	0.29%	0.33%	0.26%		0.29%
	Reported return on common shareholders’ equity (2)	10.7%	12.1%	12.9%	10.0%		14.5%
	Net interest margin	1.43%	1.43%	1.69%	1.50%		1.65%
	Net interest margin on average interest-earning assets (3)	1.60%	1.61%	1.90%	1.69%		1.84%
	Return on average assets (4)	0.52%	0.62%	0.72%	0.52%		0.80%
	Return on average interest-earning assets (3)(4)	0.58%	0.69%	0.81%	0.58%		0.89%
	Reported effective tax rate	28.3%	20.9%	22.1%	22.5%		20.8%
Common share information
Per share ($)	- basic earnings	$2.21	$2.56	$2.59	$8.23		$11.22
	- reported diluted earnings	2.20	2.55	2.58	8.22		11.19
	- dividends	1.46	1.46	1.44	5.82		5.60
	- book value	84.05	83.17	79.87	84.05		79.87
Closing share price ($)		99.38	92.73	112.31	99.38		112.31
Shares outstanding (thousands)	- weighted-average basic	446,321	445,416	445,357	445,435		444,324
	- weighted-average diluted	446,877	445,894	446,392	446,021		445,457
	- end of period	447,085	446,009	445,342	447,085		445,342
Market capitalization ($ millions)		$44,431	$41,358	$50,016	$44,431		$50,016
	Value measures
	Total shareholder return	8.74%	14.24%	9.60%	(5.90	) %	4.19%
	Dividend yield (based on closing share price)	5.8%	6.3%	5.1%	5.9%		5.0%
	Reported dividend payout ratio	66.2%	57.1%	55.6%	70.7%		49.9%
	Market value to book value ratio	1.18	1.11	1.41	1.18		1.41
	Selected financial measures - adjusted (5)
	Adjusted efficiency ratio (6)	56.4%	54.8%	56.0%	55.8%		55.5%
	Adjusted return on common shareholders’ equity (2)	13.5%	12.9%	14.2%	11.7%		15.4%
	Adjusted effective tax rate	24.5%	21.2%	20.2%	21.8%		20.6%
	Adjusted diluted earnings per share	$2.79	$2.71	$2.84	$9.69		$11.92
	Adjusted dividend payout ratio	52.2%	53.7%	50.5%	60.0%		46.9%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$211,564	$212,766	$138,669	$211,564		$138,669
	Loans and acceptances, net of allowance	416,388	414,457	398,108	416,388		398,108
	Total assets	769,551	768,545	651,604	769,551		651,604
	Deposits	570,740	566,135	485,712	570,740		485,712
	Common shareholders’ equity	37,579	37,095	35,569	37,579		35,569
	Average assets	778,933	757,589	655,971	735,492		639,716
	Average interest-earning assets (3)	692,465	673,527	585,816	654,142		572,677
	Average common shareholders’ equity	36,762	37,360	35,553	36,792		34,467
	Assets under administration (AUA) (7)(8)	2,368,904	2,413,768	2,425,651	2,368,904		2,425,651
	Assets under management (AUM) (8)	265,936	265,639	252,007	265,936		252,007
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions)	$254,871	$256,683	$239,863	$254,871		$239,863
	CET1 ratio (9)	12.1%	11.8%	11.6%	12.1%		11.6%
	Tier 1 capital ratio (9)	13.6%	13.0%	12.9%	13.6%		12.9%
	Total capital ratio (9)	16.1%	15.4%	15.0%	16.1%		15.0%
	Leverage ratio	4.7%	4.6%	4.3%	4.7%		4.3%
	Liquidity coverage ratio (LCR)	145%	150%	125%	n/a		n/a
	Other information
	Full-time equivalent employees	43,853	43,952	45,157	43,853		45,157
(1)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(2)	Annualized.
(3)

Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(6)	Calculated on a tax equivalent basis (TEB).
(7)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,861.5 billion (July 31, 2020: $1,903.7 billion; October 31, 2019: $1,923.2 billion).

(8)	AUM amounts are included in the amounts reported under AUA.
(9)	Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss transitional arrangement announced by OSFI on March 27, 2020.
n/a	Not applicable.

CIBC Fourth Quarter 2020 News Release	3

Review of Canadian Personal and Business Banking fourth quarter results

$ millions, for the three months ended	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31(1)

Revenue	$2,139	$2,056	$2,225
Provision for credit losses
Impaired	89	151	218
Performing	41	69	37

Total provision for credit losses	130	220	255
Non-interest expenses	1,149	1,146	1,156

Income before income taxes	860	690	814
Income taxes	226	182	213

Net income	$634	$508	$601

Net income attributable to:
Equity shareholders	$634	$508	$601

Efficiency ratio	53.8%	55.7%	52.0%
Return on equity (2)	37.5%	29.7%	36.8%
Average allocated common equity (2)	$6,728	$6,790	$6,472
Full-time equivalent employees	12,879	12,739	13,431

(1)   Certain prior period information has been revised. See the “External reporting changes” section of the 2020 Annual Report to Shareholders for additional details.

(2)   For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $634 million, up $33 million from the fourth quarter of 2019. Adjusted net income(2) for the quarter was $635 million, up $32 million from the fourth quarter of 2019.

Revenue of $2,139 million was down $86 million from the fourth quarter of 2019, primarily due to narrower margins and lower fees largely driven by reduced client transaction activity as a result of the pandemic, partially offset by volume growth.

Provision for credit losses of $130 million was down $125 million from the fourth quarter of 2019, due to a lower provision for credit losses on impaired loans as a result of lower insolvencies and write-offs in credit cards and personal lending, reflecting the impact of the client relief programs and government support.

Non-interest expenses of $1,149 million were down $7 million from the fourth quarter of 2019.

Review of Canadian Commercial Banking and Wealth Management fourth quarter results
$ millions, for the three months ended	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31(1)

Revenue
Commercial banking	$409	$417	$414
Wealth management	619	596	612

Total revenue	1,028	1,013	1,026
Provision for (reversal of) credit losses
Impaired	21	45	71
Performing	4	12	9

Total provision for credit losses	25	57	80
Non-interest expenses	540	519	530

Income before income taxes	463	437	416
Income taxes	123	117	111

Net income	$340	$320	$305

Net income attributable to:
Equity shareholders	$340	$320	$305

Efficiency ratio	52.5%	51.2%	51.7%
Return on equity (2)	20.7%	19.4%	19.7%
Average allocated common equity (2)	$6,551	$6,591	$6,126
Full-time equivalent employees	4,984	4,981	5,048

(1)	Certain prior period information has been revised. See the “External reporting changes” section of the 2020 Annual Report to Shareholders for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $340 million, up $35 million from the fourth quarter of 2019. Adjusted net income(2) for the quarter was $341 million, up $35 million from the fourth quarter of 2019.

Revenue of $1,028 million was up $2 million from the fourth quarter of 2019, driven mainly by volume growth and market appreciation in wealth management. Revenue declined in commercial banking due to changes in the interest rate environment and muted client lending activity, which more than offset volume growth in deposits.

Provision for credit losses of $25 million was down $55 million from the fourth quarter of 2019, due to lower provision for credit losses on impaired loans in the retail and wholesale sectors.

Non-interest expenses of $540 million were up $10 million from the fourth quarter of 2019, primarily due to higher employee-related compensation, partially offset by lower travel and business development activity.

CIBC Fourth Quarter 2020 News Release	4

Review of U.S. Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31(1)

Revenue
Commercial banking (2)	$358	$364	$343
Wealth management	157	150	159

Total revenue (3)(4)	515	514	502
Provision for (reversal of) credit losses
Impaired	55	42	13
Performing	27	118	4

Total provision for credit losses	82	160	17
Non-interest expenses	270	271	286

Income before income taxes	163	83	199
Income taxes (3)	32	21	20

Net income	$131	$62	$179

Net income attributable to:
Equity shareholders	$131	$62	$179

Efficiency ratio	52.4%	52.7%	57.0%
Return on equity (5)	5.7%	2.6%	8.0%
Average allocated common equity (5)	$9,191	$9,559	$8,842
Full-time equivalent employees	2,101	2,105	2,113

(1)	Certain prior period information has been revised. See the “External reporting changes” section of the 2020 Annual Report to Shareholders for additional details.
(2)

Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2020. Commercial banking now includes the Other line of business, which includes the treasury activities relating to CIBC Bank USA, as these activities primarily support the commercial banking line of business.

(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of nil for the quarter ended October 31, 2020 (July 31, 2020: nil; October 31, 2019: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)

Included $5 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note, for the quarter ended October 31, 2020 (July 31, 2020:$5 million; October 31, 2019: $8 million).

(5)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $131 million, down $48 million from the fourth quarter of 2019. Adjusted net income(5) for the quarter was $144 million, down $46 million from the fourth quarter of 2019.

Revenue of $515 million was up $13 million from the fourth quarter of 2019, primarily due to higher loan and deposit volumes and strong growth in asset management fees, partially offset by margin compression due to decline in interest rates and lower transactional loan-related fees.

Provision for credit losses of $82 million was up $65 million from the fourth quarter of 2019. The current quarter included a higher provision for credit losses on performing loans due to unfavourable credit migration. Provision for credit losses on impaired loans was up mainly due to impairments as a result of certain borrower-specific performance issues.

Non-interest expenses of $270 million were down $16 million from the fourth quarter of 2019, primarily due to lower business development and employee-related compensation.

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31(1)

Revenue
Global markets	$470	$637	$432
Corporate and investment banking	322	363	308

Total revenue (2)	792	1,000	740
Provision for (reversal of) credit losses
Impaired	19	56	24
Performing	(11)	5	21

Total provision for credit losses	8	61	45
Non-interest expenses	384	413	386

Income before income taxes	400	526	309
Income taxes (2)	133	134	79

Net income	$267	$392	$230

Net income attributable to:
Equity shareholders	$267	$392	$230

Efficiency ratio	48.5%	41.3%	52.0%
Return on equity (3)	15.8%	22.7%	14.4%
Average allocated common equity (3)	$6,707	$6,895	$6,335
Full-time equivalent employees	1,470	1,476	1,449

(1)	Certain prior period information has been revised. See the “External reporting changes” section of the 2020 Annual Report to Shareholders for additional details.
(2)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $37 million for the quarter ended October 31, 2020 (July 31, 2020: $51 million; October 31, 2019: $48 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2020 News Release	5

Reported and adjusted(3) net income for the quarter was $267 million, compared with reported and adjusted(3) net income of $230 million for the fourth quarter of 2019.

Revenue of $792 million was up $52 million from the fourth quarter of 2019. In global markets, revenue increased driven by interest rate and commodities trading and global markets financing activities, partially offset by lower foreign exchange trading revenue. In corporate and investment banking, revenue increased driven by higher corporate banking and debt underwriting activity, partially offset by lower advisory and equity underwriting revenue.

Provision for credit losses of $8 million was down $37 million from the fourth quarter of 2019, mainly due to a decline in provision for credit losses on performing loans from accounts migrating to impaired, while the fourth quarter of 2019 reflected the impact of a worsening of our economic outlook.

Non-interest expenses of $384 million were down $2 million from the fourth quarter of 2019, primarily due to lower performance-related compensation, partially offset by higher spending on strategic initiatives.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31(1)

Revenue
International banking	$178	$180	$201
Other	(52)	(55)	78
Total revenue (2)	126	125	279
Provision for (reversal of) credit losses
Impaired	(6)	6	4
Performing	52	21	1
Total provision for credit losses	46	27	5
Non-interest expenses	548	353	480

Loss before income taxes	(468)	(255)	(206)
Income taxes (2)	(112)	(145)	(84)
Net loss	$(356)	$(110)	$(122)

Net income (loss) attributable to:
Non-controlling interests	$1	$2	$8
Equity shareholders	(357)	(112)	(130)

Full-time equivalent employees	22,419	22,651	23,116

(1)	Certain prior period information has been revised. See the “External reporting changes” section of the 2020 Annual Report to Shareholders for additional details.
(2)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $37 million for the quarter ended October 31, 2020 (July 31, 2020: $51 million; October 31, 2019: $48 million).

(3)	For additional information, see the “Non-GAAP measures” section.

Net loss for the quarter was $356 million, compared with a net loss of $122 million for the fourth quarter of 2019. Adjusted net loss(3) for the quarter was $107 million, compared with an adjusted net loss(3) of $20 million for the fourth quarter of 2019.

Revenue of $126 million was down $153 million from the fourth quarter of 2019. International banking revenue was down primarily due to lower revenue in CIBC FirstCaribbean due to a decrease in margins and fee income, partially offset by higher loan volumes. Other revenue was down primarily due to lower Treasury revenue largely as a result of excess liquidity costs, interest income in the prior year related to the expected settlement of certain income tax matters, shown as an item of note, and the impact of changes relating to our adoption of IFRS 16 “Leases” in the current year that were largely offset in non-interest expenses.

Provision for credit losses was $46 million, up $41 million from the fourth quarter of 2019, due to a higher provision for credit losses on performing loans related to the COVID-19 pandemic in the Caribbean region, partially offset by a lower provision on impaired loans in CIBC FirstCaribbean.

Non-interest expenses of $548 million were up $68 million from the fourth quarter of 2019, primarily due to a charge related to the consolidation of our real estate portfolio and a higher goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean, partially offset by a gain in the current quarter as a result of plan amendments related to pension and other post-employment plans, and lower legal provisions, all shown as items of note. The current quarter was also impacted by changes relating to our adoption of IFRS 16, as noted above.

Income tax benefit was up $28 million from the fourth quarter of 2019, primarily due to higher losses. The goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean, shown as an item of note, is not deductible for tax purposes.

CIBC Fourth Quarter 2020 News Release	6

Consolidated balance sheet

$ millions, as at October 31	2020	2019
ASSETS
Cash and non-interest-bearing deposits with banks	$43,531	$3,840
Interest-bearing deposits with banks	18,987	13,519
Securities	149,046	121,310
Cash collateral on securities borrowed	8,547	3,664
Securities purchased under resale agreements	65,595	56,111
Loans
Residential mortgages	221,165	208,652
Personal	42,222	43,651
Credit card	11,389	12,755
Business and government	135,546	125,798
Allowance for credit losses	(3,540)	(1,915)
	406,782	388,941
Other
Derivative instruments	32,730	23,895
Customers’ liability under acceptances	9,606	9,167
Property and equipment	2,997	1,813
Goodwill	5,253	5,449
Software and other intangible assets	1,961	1,969
Investments in equity-accounted associates and joint ventures	658	586
Deferred tax assets	650	517
Other assets	23,208	20,823
	77,063	64,219
	$769,551	$651,604
LIABILITIES AND EQUITY
Deposits
Personal	$202,152	$178,091
Business and government	311,426	257,502
Bank	17,011	11,224
Secured borrowings	40,151	38,895
	570,740	485,712
Obligations related to securities sold short	15,963	15,635
Cash collateral on securities lent	1,824	1,822
Obligations related to securities sold under repurchase agreements	71,653	51,801
Other
Derivative instruments	30,508	25,113
Acceptances	9,649	9,188
Deferred tax liabilities	33	38
Other liabilities	22,134	19,031
	62,324	53,370
Subordinated indebtedness	5,712	4,684
Equity
Preferred shares and other equity instruments	3,575	2,825
Common shares	13,908	13,591
Contributed surplus	117	125
Retained earnings	22,119	20,972
Accumulated other comprehensive income (AOCI)	1,435	881
Total shareholders’ equity	41,154	38,394
Non-controlling interests	181	186
Total equity	41,335	38,580
	$769,551	$651,604

CIBC Fourth Quarter 2020 News Release	7

Consolidated statement of income

	For the three months ended			For the twelve months ended
$ millions, except as noted	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Oct. 31	2019 Oct. 31
Interest income (1)
Loans	$3,099	$3,120	$4,091	$13,863	$16,048
Securities	572	568	707	2,568	2,779
Securities borrowed or purchased under resale agreements	87	113	375	842	1,474
Deposits with banks	42	37	104	249	396
	3,800	3,838	5,277	17,522	20,697
Interest expense
Deposits	822	913	2,040	5,326	8,422
Securities sold short	59	57	64	254	291
Securities lent or sold under repurchase agreements	71	83	307	656	1,198
Subordinated indebtedness	36	33	56	159	198
Other	20	23	9	83	37
	1,008	1,109	2,476	6,478	10,146
Net interest income	2,792	2,729	2,801	11,044	10,551
Non-interest income
Underwriting and advisory fees	103	123	105	468	475
Deposit and payment fees	186	176	228	781	908
Credit fees	265	261	248	1,020	958
Card fees	105	98	110	410	458
Investment management and custodial fees	357	336	341	1,382	1,305
Mutual fund fees	402	391	403	1,586	1,595
Insurance fees, net of claims	95	94	107	386	430
Commissions on securities transactions	83	88	77	362	313
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	86	270	168	694	761
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	4	10	6	9	34
Foreign exchange other than trading	45	63	59	234	304
Income from equity-accounted associates and joint ventures	12	25	22	79	92
Other	65	44	97	286	427
	1,808	1,979	1,971	7,697	8,060
Total revenue	4,600	4,708	4,772	18,741	18,611
Provision for credit losses	291	525	402	2,489	1,286
Non-interest expenses
Employee compensation and benefits	1,371	1,512	1,436	6,259	5,726
Occupancy costs	321	202	230	944	892
Computer, software and office equipment	516	474	493	1,939	1,874
Communications	72	79	71	308	303
Advertising and business development	71	51	95	271	359
Professional fees	53	51	67	203	226
Business and capital taxes	30	22	25	117	110
Other	457	311	421	1,321	1,366
	2,891	2,702	2,838	11,362	10,856
Income before income taxes	1,418	1,481	1,532	4,890	6,469
Income taxes	402	309	339	1,098	1,348
Net income	$1,016	$1,172	$1,193	$3,792	$5,121
Net income attributable to non-controlling interests	$1	$2	$8	$2	$25
Preferred shareholders and other equity instrument holders	$30	$31	$32	$122	$111
Common shareholders	985	1,139	1,153	3,668	4,985
Net income attributable to equity shareholders	$1,015	$1,170	$1,185	$3,790	$5,096
Earnings per share (in dollars)
Basic	$2.21	$2.56	$2.59	$8.23	$11.22
Diluted	2.20	2.55	2.58	8.22	11.19
Dividends per common share (in dollars)	1.46	1.46	1.44	5.82	5.60
(1)	Interest income included $3.3 billion for the quarter ended October 31, 2020 (July 31, 2020: $3.5 billion; October 31, 2019: $4.8 billion) calculated based on the effective interest rate method.

CIBC Fourth Quarter 2020 News Release	8

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Oct. 31	2019 Oct. 31
Net income	$1,016	$1,172	$1,193	$3,792	$5,121
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(187)	(1,388)	(79)	382	(21)
Net gains (losses) on hedges of investments in foreign operations	103	770	35	(202)	(10)
	(84)	(618)	(44)	180	(31)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	5	158	53	254	244
Net (gains) losses reclassified to net income	(5)	(7)	(4)	(22)	(28)
	-	151	49	232	216
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	32	78	91	142	137
Net (gains) losses reclassified to net income	(62)	(83)	(50)	19	(6)
	(30)	(5)	41	161	131
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	147	(210)	11	80	(220)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(8)	(63)	13	(56)	28
Net gains (losses) on equity securities designated at FVOCI	25	27	1	50	(2)
	164	(246)	25	74	(194)

Total OCI (1)	50	(718)	71	647	122
Comprehensive income	$1,066	$454	$1,264	$4,439	$5,243
Comprehensive income attributable to non-controlling interests	$1	$2	$8	$2	$25
Preferred shareholders and other equity instrument holders	$30	$31	$32	$122	$111
Common shareholders	1,035	421	1,224	4,315	5,107
Comprehensive income attributable to equity shareholders	$1,065	$452	$1,256	$4,437	$5,218

(1)  Includes $1 million of losses for the quarter ended October 31, 2020 (July 31, 2020: $21 million of gains; October 31, 2019: $2 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the twelve months ended
$ millions	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Oct. 31	2019 Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$1	$56	$-	$42	$-
Net gains (losses) on hedges of investments in foreign operations	(3)	(65)	(8)	(46)	(16)
	(2)	(9)	(8)	(4)	(16)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(7)	(41)	(13)	(59)	(36)
Net (gains) losses reclassified to net income	1	2	2	7	10
	(6)	(39)	(11)	(52)	(26)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(12)	(28)	(32)	(51)	(49)
Net (gains) losses reclassified to net income	22	30	17	(7)	2
	10	2	(15)	(58)	(47)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(42)	75	1	(19)	77
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	4	22	(4)	20	(10)
Net gains (losses) on equity securities designated at FVOCI	(9)	(8)	(1)	(17)	-
	(47)	89	(4)	(16)	67

	$(45)	$43	$(38)	$(130)	$(22)

CIBC Fourth Quarter 2020 News Release	9

Consolidated statement of changes in equity

	For the three months ended			For the twelve months ended
$ millions	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Oct. 31	2019 Oct. 31
Preferred shares and other equity instruments
Balance at beginning of period	$2,825	$2,825	$2,825	$2,825	$2,250
Issue of preferred shares and limited recourse capital notes	750	-	-	750	575
Balance at end of period	$3,575	$2,825	$2,825	$3,575	$2,825
Common shares
Balance at beginning of period	$13,800	$13,722	$13,525	$13,591	$13,243
Issue of common shares	89	81	97	371	377
Purchase of common shares for cancellation	-	-	(30)	(68)	(30)
Treasury shares	19	(3)	(1)	14	1
Balance at end of period	$13,908	$13,800	$13,591	$13,908	$13,591
Contributed surplus
Balance at beginning of period	$122	$119	$128	$125	$136
Compensation expense arising from equity-settled share-based awards	3	4	2	14	16
Exercise of stock options and settlement of other equity-settled share-based awards	(8)	(1)	(4)	(20)	(27)
Other	-	-	(1)	(2)	-
Balance at end of period	$117	$122	$125	$117	$125
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	n/a	n/a	$20,972	$18,537
Impact of adopting IFRS 15 at November 1, 2018	n/a	n/a	n/a	n/a	6
Impact of adopting IFRS 16 at November 1, 2019	n/a	n/a	n/a	148	n/a
Balance at beginning of period after accounting policy changes	$21,726	$21,238	$20,535	21,120	18,543
Net income attributable to equity shareholders	1,015	1,170	1,185	3,790	5,096
Dividends and distributions
Preferred and other equity instruments	(30)	(31)	(32)	(122)	(111)
Common	(652)	(650)	(641)	(2,592)	(2,488)
Premium on purchase of common shares for cancellation	-	-	(79)	(166)	(79)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	62	-	5	93	18
Other	(2)	(1)	(1)	(4)	(7)
Balance at end of period	$22,119	$21,726	$20,972	$22,119	$20,972
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,257	$1,875	$1,037	$993	$1,024
Net change in foreign currency translation adjustments	(84)	(618)	(44)	180	(31)
Balance at end of period	$1,173	$1,257	$993	$1,173	$993
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$309	$158	$28	$77	$(139)
Net change in securities measured at FVOCI	-	151	49	232	216
Balance at end of period	$309	$309	$77	$309	$77
Net gains (losses) on cash flow hedges
Balance at beginning of period	$304	$309	$72	$113	$(18)
Net change in cash flow hedges	(30)	(5)	41	161	131
Balance at end of period	$274	$304	$113	$274	$113
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(430)	$(220)	$(374)	$(363)	$(143)
Net change in post-employment defined benefit plans	147	(210)	11	80	(220)
Balance at end of period	$(283)	$(430)	$(363)	$(283)	$(363)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(32)	$31	$3	$16	$(12)
Net change attributable to changes in credit risk	(8)	(63)	13	(56)	28
Balance at end of period	$(40)	$(32)	$16	$(40)	$16
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$39	$12	$49	$45	$65
Net gains (losses) on equity securities designated at FVOCI	25	27	1	50	(2)
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	(62)	-	(5)	(93)	(18)
Balance at end of period	$2	$39	$45	$2	$45
Total AOCI, net of income tax	$1,435	$1,447	$881	$1,435	$881
Non-controlling interests
Balance at beginning of period	$179	$184	$182	$186	$173
Net income attributable to non-controlling interests	1	2	8	2	25
Dividends	(2)	(2)	(2)	(15)	(11)
Other	3	(5)	(2)	8	(1)
Balance at end of period	$181	$179	$186	$181	$186
Equity at end of period	$41,335	$40,099	$38,580	$41,335	$38,580

n/a Not applicable.

CIBC Fourth Quarter 2020 News Release	10

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Oct. 31	2019 Oct. 31
Cash flows provided by (used in) operating activities
Net income	$1,016	$1,172	$1,193	$3,792	$5,121
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	291	525	402	2,489	1,286
Amortization and impairment (1)	536	249	312	1,311	838
Stock options and restricted shares expense	3	4	2	14	16
Deferred income taxes	(16)	(52)	18	(228)	108
Losses (gains) from debt securities measured at FVOCI and amortized cost	(4)	(10)	(6)	(9)	(34)
Net losses (gains) on disposal of land, buildings and equipment	-	-	-	4	(7)
Other non-cash items, net	14	(89)	(39)	(767)	(229)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	64	(1,348)	(761)	(5,468)	(208)
Loans, net of repayments	(2,256)	6,334	(3,550)	(18,891)	(17,653)
Deposits, net of withdrawals	3,775	22,072	3,187	82,120	19,838
Obligations related to securities sold short	(263)	1,287	2,092	328	1,853
Accrued interest receivable	(179)	223	(93)	97	(122)
Accrued interest payable	109	(238)	120	(238)	138
Derivative assets	10,715	(3,107)	667	(8,832)	(2,484)
Derivative liabilities	(12,386)	1,643	(884)	5,184	4,037
Securities measured at FVTPL	(1,868)	(3,278)	2,704	(8,296)	(1,826)
Other assets and liabilities measured/designated at FVTPL	975	759	(417)	1,563	1,222
Current income taxes	(221)	292	13	1,287	(309)
Cash collateral on securities lent	260	(8)	(95)	2	(909)
Obligations related to securities sold under repurchase agreements	6,678	(14,802)	1,704	19,852	20,961
Cash collateral on securities borrowed	(1,335)	(1,480)	1,235	(4,883)	1,824
Securities purchased under resale agreements	(10,747)	10,574	(3,597)	(9,394)	(10,785)
Other, net	1,845	(2,147)	1,765	(742)	(4,041)
	(2,994)	18,575	5,972	60,295	18,635
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	1,000	-	1,000	1,500
Redemption/repurchase/maturity of subordinated indebtedness	(33)	-	(1,000)	(33)	(1,001)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	747	-	-	747	568
Issue of common shares for cash	4	41	43	163	157
Purchase of common shares for cancellation	-	-	(109)	(234)	(109)
Net sale (purchase) of treasury shares	19	(3)	(1)	14	1
Dividends and distributions paid	(650)	(642)	(623)	(2,571)	(2,406)
Repayment of lease liabilities	(78)	(77)	-	(307)	-
	9	319	(1,690)	(1,221)	(1,290)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(10,056)	(16,201)	(12,619)	(54,075)	(42,304)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	2,346	4,159	2,640	11,883	13,764
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	4,968	4,952	5,730	23,093	10,948
Cash used in acquisitions, net of cash acquired	-	-	(25)	-	(25)
Net sale (purchase) of property and equipment	(100)	(98)	(106)	(309)	(272)
	(2,842)	(7,188)	(4,380)	(19,408)	(17,889)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(13)	(103)	(3)	25	4
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(5,840)	11,603	(101)	39,691	(540)
Cash and non-interest-bearing deposits with banks at beginning of period	49,371	37,768	3,941	3,840	4,380
Cash and non-interest-bearing deposits with banks at end of period (2)	$43,531	$49,371	$3,840	$43,531	$3,840
Cash interest paid	$899	$1,347	$2,356	$6,716	$10,008
Cash interest received	3,401	3,850	4,978	16,774	19,840
Cash dividends received	220	211	206	845	735
Cash income taxes paid	639	69	308	39	1,549
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $463 million (July 31, 2020: $468 million; October 31, 2019: $479 million) and interest-bearing demand deposits with Bank of Canada.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

CIBC Fourth Quarter 2020 News Release	11

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2020 Annual Report. To reflect the changes that we made in the first quarter of 2020 (see the “External reporting changes” section of CIBC’s 2020 Annual Report for additional details regarding these changes).

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the twelve months ended
$ millions	2020 Oct. 31	2020 Jul. 31	2019 Oct. 31	2020 Oct. 31	2019 Oct. 31
Operating results – reported
Total revenue	$4,600	$4,708	$4,772	$18,741	$18,611
Provision for credit losses	291	525	402	2,489	1,286
Non-interest expenses	2,891	2,702	2,838	11,362	10,856
Income before income taxes	1,418	1,481	1,532	4,890	6,469
Income taxes	402	309	339	1,098	1,348
Net income	1,016	1,172	1,193	3,792	5,121
Net income attributable to non-controlling interests	1	2	8	2	25
Net income attributable to equity shareholders	1,015	1,170	1,185	3,790	5,096
Diluted EPS ($)	$2.20	$2.55	$2.58	$8.22	$11.19
Impact of items of note (1)(2)
Revenue
Settlement of certain income tax matters (3)	$-	$-	$(67)	$-	$(67)
Purchase accounting adjustments (4)	-	-	(7)	-	(34)
Impact of items of note on revenue	-	-	(74)	-	(101)
Expenses
Amortization of acquisition-related intangible assets (5)	(23)	(26)	(28)	(105)	(109)
Transaction and integration-related costs as well as purchase accounting adjustments (6)	-	-	9	-	11
Charge related to the consolidation of our real estate portfolio	(114)	-	-	(114)	-
Gain as a result of plan amendments related to pension and other post-employment plans	79	-	-	79	-
Restructuring charge (7)	-	-	-	(339)	-
Goodwill impairment (8)	(220)	-	(135)	(248)	(135)
Increase in legal provisions (3)	-	(70)	(28)	(70)	(28)
Charge for payment made to Air Canada (9)	-	-	-	-	(227)
Impact of items of note on expenses	(278)	(96)	(182)	(797)	(488)
Total pre-tax impact of items of note on net income	278	96	108	797	387
Settlement of certain income tax matters (3)	-	-	(18)	-	(18)
Transaction and integration-related costs as well as purchase accounting adjustments (4)(6)	-	-	(5)	-	(12)
Amortization of acquisition-related intangible assets (5)	5	6	8	25	27
Charge related to the consolidation of our real estate portfolio	30	-	-	30	-
Gain as a result of plan amendments related to pension and other post-employment plans	(21)	-	-	(21)	-
Restructuring charge (7)	-	-	-	89	-
Increase in legal provisions (3)	-	19	7	19	7
Charge for payment made to Air Canada (9)	-	-	-	-	60
Impact of items of note on income taxes	14	25	(8)	142	64
Total after-tax impact of items of note on net income	264	71	116	655	323
Impact of items of note on diluted EPS ($)	$0.59	$0.16	$0.26	$1.47	$0.73
Operating results – adjusted (10)
Total revenue (11)	$4,600	$4,708	$4,698	$18,741	$18,510
Provision for credit losses	291	525	402	2,489	1,286
Non-interest expenses	2,613	2,606	2,656	10,565	10,368
Income before income taxes	1,696	1,577	1,640	5,687	6,856
Income taxes	416	334	331	1,240	1,412
Net income	1,280	1,243	1,309	4,447	5,444
Net income attributable to non-controlling interests	1	2	8	2	25
Net income attributable to equity shareholders	1,279	1,241	1,301	4,445	5,419
Adjusted diluted EPS ($)	$2.79	$2.71	$2.84	$9.69	$11.92
(1) Certain information has been reclassified to conform to the presentation adopted in the current quarter.
(2) Reflects the impact of items of note on our adjusted results as compared with our reported results.
(3) Recognized in Corporate and Other.

(4)  Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(5) Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$(2)	$(2)	$(3)	$(8)	$(9)
Canadian Personal and Business Banking (after-tax)	(1)	(2)	(2)	(6)	(7)
Canadian Commercial Banking and Wealth Management (pre-tax)	(1)	-	(1)	(1)	(1)
Canadian Commercial Banking and Wealth Management (after-tax)	(1)	-	(1)	(1)	(1)
U.S. Commercial Banking and Wealth Management (pre-tax)	(17)	(21)	(22)	(83)	(88)
U.S. Commercial Banking and Wealth Management (after-tax)	(13)	(15)	(16)	(61)	(65)
Corporate and Other (pre-tax)	(3)	(3)	(2)	(13)	(11)
Corporate and Other (after-tax)	(3)	(3)	(1)	(12)	(9)

(6)  Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(7)  Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(8) Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.

(9)  Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Business Banking.

(10) Adjusted to exclude the impact of items of note.
(11) Excludes TEB adjustments of $37 million (July 31, 2020: $51 million; October 31, 2019: $48 million). Our adjusted efficiency ratio is calculated on a TEB.

CIBC Fourth Quarter 2020 News Release	12

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2020	Reported net income (loss)	$ 634	$ 340	$ 131	$267	$(356)	$1,016
Oct. 31	After-tax impact of items of note (1)	1	1	13	-	249	264

	Adjusted net income (loss) (2)	$ 635	$ 341	$ 144	$267	$(107)	$1,280

2020	Reported net income (loss)	$ 508	$ 320	$ 62	$392	$(110)	$1,172
Jul. 31	After-tax impact of items of note (1)	2	-	15	-	54	71

	Adjusted net income (loss) (2)	$ 510	$ 320	$ 77	$392	$(56)	$1,243

2019	Reported net income (loss)	$ 601	$ 305	$ 179	$230	$(122)	$1,193
Oct. 31 (3)	After-tax impact of items of note (1)	2	1	11	-	102	116

	Adjusted net income (loss) (2)	$ 603	$ 306	$ 190	$230	$(20)	$1,309

$ millions, for the twelve months ended

2020	Reported net income (loss)	$ 1,962	$ 1,202	$ 380	$1,131	$(883)	$3,792
Oct. 31	After-tax impact of items of note (1)	6	1	61	-	587	655

	Adjusted net income (loss) (2)	$ 1,968	$ 1,203	$ 441	$1,131	$(296)	$4,447

2019	Reported net income (loss)	$ 2,289	$ 1,287	$ 682	$954	$(91)	$5,121
Oct. 31 (3)	After-tax impact of items of note (1)	174	1	40	-	108	323

	Adjusted net income (loss) (2)	$ 2,463	$ 1,288	$ 722	$954	$17	$5,444

(1)	Reflects impact of items of note under the “2020 Financial results review” section of the 2020 Annual Report.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of the 2020 Annual Report to Shareholders for additional details.

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2020.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1028175#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

Details of CIBC’s 2020 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2796615#) and French (514-861-2272 or 1-800-408-3053, passcode 7602633#) until 11:59 p.m. (ET) January 3, 2021. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

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For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2020 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2021” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2021 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2021” section of our 2020 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition and the expectation that oil prices will remain well below year-ago levels, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, legal, conduct, regulatory and environmental and related social risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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